Exhibit 99.1

IMMUTEP LIMITED

ABN 90 009 237 889

Appendix 4D

Interim Financial Report

For the Half-Year Ended

31 December 2018

(previous corresponding period: half-year ended 31 December 2017)

To be read in conjunction with the 30 June 2018 Annual Report.

In compliance with Listing Rule 4.2A

ABN 90 009 237 889

ASX/Media Release (ASX: IMM)

27 February 2019

Appendix 4D Interim Financial Report

Results for Announcement to the Market

Current Reporting Period – Half-year Ended 31 December 2018

Previous Reporting Period – Half-year Ended 31 December 2017

Revenues	Down	100%	to	—
Loss after tax attributable to members	Up	100.7%	to	(8,678,492)
Net loss for the period attributable to members	Up	100.7%	to	(8,678,492)

Dividends (Distribution)	Amount per Security	Franked Amount per Security
Final dividend	n/a	n/a
Previous corresponding period	n/a	n/a

Record date for determining entitlements to the dividend, (in the case of a trust, distribution)		n/a

Net Tangible Assets per Share (cents)

As at 31 December 2018	0.47
As at 31 December 2017	0.35

Contents

Directors’ Report	2
Auditor’s Independence Declaration	7
Consolidated Statement of Comprehensive Income	8
Consolidated Balance Sheet	9
Consolidated Statement of Changes in Equity	10
Consolidated Statement of Cash Flows	11
Notes to the Consolidated Financial Statements	12
Directors’ Declaration	26
Independent Auditor’s Review Report to the Members	27

Immutep Limited- Appendix 4D	Page 1

Directors Report

Your directors are pleased to provide the following half-year report on Immutep Limited and its subsidiaries (referred to hereafter as the Group or Immutep or the Company) for the half-year ended 31 December 2018.

Directors

The following persons were directors of Immutep up to the date of this report unless otherwise stated:

Dr Russell Howard	(Non-Executive Chairman)
Mr Pete Meyers	(Non-Executive Director & Deputy Chairman)
Mr Marc Voigt	(Executive Director & Chief Executive Officer)
Mr Grant Chamberlain	(Non-Executive Director)

Principal Activities

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. It is dedicated to leveraging its technology and expertise to discover and develop novel immunotherapies, and to partner with leading organisations to bring innovative treatment options to market for patients.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism, which is in clinical development for the treatment of cancer. Immutep has two other clinical candidates (IMP701 and IMP731) that are fully licensed to major pharmaceutical partners, and a fourth candidate (IMP761) which is in pre-clinical development for auto-immune disease.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

REVIEW OF OPERATIONS

During the first half of financial year 2019, Immutep was pleased to report strong progress with its clinical development program and its partnerships.

Encouraging data was reported from its lead immunotherapy product candidate efti, with data from its phase I TACTI-mel clinical trial presented at leading industry conferences.

In July 2018, Immutep’s investigational new drug (IND) application for efti was accepted by the US Food and Drug Administration (FDA). This marks the achievement of a significant operational milestone for the Company as it enables the clinical evaluation of efti in US clinical trial sites for TACTI-002.

From a business development perspective Immutep has also delivered good momentum, adding a new clinical trial collaboration and supply agreement with Merck KGaA, Darmstadt, Germany and Pfizer Inc to evaluate the combination of efti with avelumab. The Company now has ongoing collaborations with five major pharma companies: Novartis, GSK, Merck & Co (MSD), Merck (Germany) and Pfizer. It is partnered with four of the world’s top 10 pharmaceutical companies.

In December 2018, Immutep completed a US financing via its NASDAQ listing, raising US$5.2 million (A$7.3 million) to continue Immutep’s LAG-3 clinical development programs, including the AIPAC, TACTI-mel, TACTI-002, and INSIGHT clinical studies, as well as the preclinical development of its auto-immune disease product candidate, IMP761.

The financing was led by US specialist healthcare investor, Altium Capital, with participation from Leviathan Capital Partners. Importantly, this financing is expected to extend the Company’s cash runway into mid-2020.

Immutep Limited- Appendix 4D	Page 2

Directors Report

Clinical Trials

AIPAC—Phase IIb

AIPAC is Immutep’s Phase IIb clinical trial evaluating efti in combination with paclitaxel in metastatic breast cancer. During the half year, the Company advanced patient recruitment into the trial to reach a total of 193 participating patients (as at beginning of February 2019). This represents 85% of Immutep’s 226-patient target.

The primary clinical end-point of the study is Progression-Free Survival (PFS) and the Company is expected to report first PFS data in 4th quarter of calendar year 2019.

TACTI-002—Phase II

Working in collaboration with MSD, TACTI-002 is the Company’s Phase II clinical trial to evaluate the combination of efti with MSD’s KEYTRUDA® (pembrolizumab) in up to 110 patients with three different types of cancers, head and neck squamous cell carcinoma ( 2nd line) and non-small cell lung cancer(1st and 2nd line), across approximately 15 study centres in the U.S., Europe and Australia.

Throughout the half year, Immutep progressed its preparations for this new trial, including regulatory permissions and clinical site selection. Activation of the first clinical trial site and commencement of patient recruitment is anticipated soon, with first data from TACTI-002 expected in 2nd half of calendar year 2019.

TACTI-mel—Phase I

TACTI-mel is a Phase I clinical trial which is evaluating the combination of efti with MSD’s KEYTRUDA® (pembrolizumab) in unresectable or metastatic melanoma patients. The Company was pleased to report encouraging updated data, including the first data from Part B of the study where patients commenced the combination from cycle 1, day 1 of pembrolizumab treatment, during the half year. The study is fully recruited.

As reported in November 2018, after 3 months of combination treatment, 3 out of the 6 patients participating in Part B experienced a partial response. This correlates to a 50% overall response rate (ORR) according to immune related response criteria (irRC). If the ORR result calculation is restricted to evaluable patients (i.e. excluding one patient that did not have a CT scan), 3 out of 5 patients had a partial response, giving a 60% ORR. The current disease control rate for this Group is 66% (4/6).

The final data from TACTI-mel is on track to be reported later in 2019.

INSIGHT-004 – Phase I

In September 2018, Immutep announced it would be commencing a new Phase I clinical trial under its new collaboration partnership with Merck KGaA, Darmstadt, Germany and Pfizer Inc. The study will be called INSIGHT-004 and will evaluate the combination of efti with avelumab, a human anti-PD-L1 antibody, in 12 patients with advanced solid malignancies.

INSIGHT-004 will be executed as an extension to the investigator-initiated INSIGHT clinical trial already underway by Immutep’s partner, the Institute of Clinical Cancer Research, Krankenhaus Nordwest GmbH in Frankfurt, Germany (“IKF”). Further details of the INSIGHT study are covered in the Partner section of this report.

Preparations have already commenced for the necessary regulatory submissions that will to enable the Company to commence patient recruitment for INSIGHT-004 in 1st half of calendar year 2019.

IMP761 – preclinical

During the half year, the Company completed a preclinical study of its product candidate, IMP761, in auto-immune disease. The Company expects to report data from this study in early March 2019 at the European Crohn’s and Colitis Organisation Conference in Copenhagen.

Immutep Limited- Appendix 4D	Page 3

Directors Report

Clinical Development by Immutep’s Partners

Novartis—IMP701 – Phase II

Novartis is Immutep’s partner for the development of LAG525, which is derived from the Company’s IMP701 antibody. During the half year, Novartis expanded its clinical development program for LAG525 and is now evaluating LAG525 in four active clinical trials. A fifth trial expected to commence soon. In total, LAG525 will now be evaluated in more than 1,100 patients.

GlaxoSmithKline—IMP731—Phase I

GSK is continuing the development of GSK2831781 (derived from Immutep’s IMP731 antibody) with an expected proof of concept study in ulcerative colitis. According to GSK the proof of concept is anticipated in 2020. It follows the completion of its Phase I study evaluating GSK2831781 in psoriasis in March 2018.

CYTLIMIC – Phase I

After the reporting period, in early January 2019, Immutep formalised its long-standing relationship with CYTLIMIC, signing a clinical trial collaboration agreement, a supply agreement and a service agreement with CYTLIMIC Inc.

Under the Agreements, CYTLIMIC pays Immutep an upfront payment of US$500,000 and up to US$4.5 million in milestone payments, as well as covering the costs of the clinical trials. Importantly, Immutep retains complete exclusivity over its core patent rights covering its own clinical development programs and those it is conducting in conjunction with its other collaboration partners.

EOC Pharma – IMP321—Phase I

EOC Pharma, an oncology focused affiliate of Eddingpharm, is Immutep’s Chinese licensee for efti. In October 2018, it commenced its clinical development program for efti in China via a Phase I study in metastatic breast cancer. The first patient has been safely dosed and further updates are expected from EOC Pharma in calendar year 2019.

INSIGHT – Phase I

INSIGHT is a collaborative Phase I study being conducted and directed by Immutep’s partner, IKF in Germany. It investigates the potential for efti in different settings in terms of route of administration and indications and 13 patients have now been enrolled into the study. Patient recruitment is ongoing and data is expected to be reported by IKF in calendar year 2019.

Intellectual Property

During the half year, two new European patents were granted for Immutep. These patents protect efti in combination with a PD-1 or PD-L1 inhibitor and in combination with therapeutic antibodies for treating cancer. In addition, the Company was granted a Canadian patent for its IMP731 antibody providing broad protection for the antibody and use of the antibody for treating or preventing organ transplant rejection or treating a T-cell mediated autoimmune disease.

Outlook

Following a very productive half year period, Immutep is preparing for a data heavy calendar year 2019, with multiple value enhancing clinical data sets to be reported throughout the year. The Company plans to report:

•	first clinical data from our Phase IIb AIPAC study

•	final data from our Phase I TACTI-mel study

•	first data from our Phase II TACTI-002 study

•	first data from the Phase I IKF INSIGHT-004 study

•	data from the in vivo study with IMP761

Immutep Limited- Appendix 4D	Page 4

Directors Report

These data will support Immutep’s business development efforts which continue to be active into calendar year 2019. In addition, Immutep will continue working with its collaboration partners for its partnered clinical programs.

Financial

Immutep’s financial position was strengthened in December 2018 with the U.S. capital raise of US$5.2 million (approximately A$7.3 million), the Company’s second capital raise using American Depository Shares (ADS) since listing on NASDAQ in 2012. Strategically, it provided important financial headroom to fund existing clinical development programs and brought U.S. specialist healthcare institutional investors onto the share register.

In September and October 2018, Immutep received US$ 1.05 million (approximately A$1.46 million) from the exercising of ADS warrants which were issued in July 2017.

In August 2018, Immutep received a €1.22 million (approximately A$1.94 million) cash rebate from the French Government for the research and development activities conducted in Europe during the calendar year 2017.

At 31 December 2018, the consolidated entity had total funds of A$26.0 million comprising cash in hand at bank of A$7.6 million and short term deposits of A$18.4 million. Based on our current projections, we estimate that our cash reach extends to middle of calendar year 2020.

Immutep Limited- Appendix 4D	Page 5

Directors Report

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 7. This report is made in accordance with a resolution of directors.

Mr Marc Voigt CEO and Executive Director Sydney Dated: 27th Day of February 2019

Immutep Limited- Appendix 4D	Page 6

Auditor’s Independence Declaration

As lead auditor for the review of Immutep Limited for the half-year ended 31 December 2018, I declare that to the best of my knowledge and belief, there have been:

(a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

(b)	no contraventions of any applicable code of professional conduct in relation to the review.

This	declaration is in respect of Immutep Limited and the entities it controlled during the period.

Sydney

Eddie Wilkie Partner	27 February 2019
PricewaterhouseCoopers

PricewaterhouseCoopers, ABN 52 780 433 757

One International Towers Sydney, Watermans Quay, Barangaroo, GPO BOX 2650, SYDNEY NSW 2001

T: +61 2 8266 oooo, F: +61 2 8266 9999, www.pwc.com.au

Level11,1PSQ,169 Macquarie Street, Parramatta NSW 2150, PO Box 1155 Parramatta NSW 2124

T: +61 2 9659 2476, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Consolidated Statement of Comprehensive Income

For the Half Year Ended 31 December 2018

	Note	31 December 2018 $	31 December 2017 $
REVENUE
License revenue		—	2,580,410
OTHER INCOME
Miscellaneous income		157,393	332,052
Grant income		2,124,139	1,325,066
Net gain on foreign exchange		390,674	37,408
Interest income		198,453	37,485
Net gain on fair value movement of warrants	9	732,501	1,332,972

Total revenue and other income		3,603,160	5,645,393
EXPENSES
Depreciation and amortisation		(943,175)	(894,533)
Research and development and intellectual property		(7,582,403)	(4,647,625)
Corporate administrative expenses		(3,254,339)	(3,995,944)
Net change in fair value of convertible note	8	(496,996)	(432,171)

Loss before income tax		(8,673,753)	(4,324,880)

Income tax expense		(4,739)	(32)

Loss for the half-year		(8,678,492)	(4,324,912)

Other Comprehensive income
Exchange differences on the translation of foreign operations		521,508	506,599

Other comprehensive income for the half-year, net of income tax		521,508	506,599

Total comprehensive loss for the half-year		(8,156,984)	(3,818,313)

Loss is attributable to:
Owners of Immutep Limited		(8,678,492)	(4,324,912)

Total comprehensive loss is attributable to: Owners of Immutep Limited		(8,156,984)	(3,818,313)

Loss per share for loss attributable to the ordinary equity holders of the company:		Cents	Cents (restated)*
Basic and diluted loss per share		(0.28)	(0.17)

*	The Group updated the December 2017 EPS figure to reflect the bonus shares issue element arising from the capital raising in the half year ending 31 December 2018.

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

Immutep Limited- Appendix 4D	Page 8

Consolidated Balance Sheet

As at 31 December 2018

	Note	31 December 2018 $	30 June 2018 $
ASSETS
Current assets
Cash and cash equivalents		26,002,069	23,475,521
Current receivables	4	3,664,966	3,431,994
Other current assets	7	669,014	1,735,664

Total current assets		30,336,049	28,643,179
Non-current assets
Plant and equipment	5	37,747	26,449
Intangibles	6	17,864,754	18,329,155

Total non-current assets		17,902,501	18,355,604

Total assets		48,238,550	46,998,783
LIABILITIES
Current liabilities
Trade and other payables		3,970,077	3,663,849
Employee benefits		160,915	189,514

Total current liabilities		4,130,992	3,853,363
Non-current liabilities
Convertible note liability	8	7,142,828	6,645,832
Warrant liability	9	3,393,089	2,945,358
Employee benefits		41,745	32,303

Total non-current liabilities		10,577,662	9,623,493

Total liabilities		14,708,654	13,476,856

Net assets		33,529,896	33,521,927

EQUITY
Contributed equity	10	220,053,125	213,232,719
Reserves		66,049,109	64,874,040
Accumulated losses		(252,572,338)	(244,584,832)

Equity attributable to the owners of Immutep Limited		33,529,896	33,521,927

Total equity		33,529,896	33,521,927

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Immutep Limited- Appendix 4D	Page 9

Consolidated Statement of Changes in Equity

For the Half Year Ended 31 December 2018

	Note	Issued Capital	Reserves	Accumulated Losses	Total
Balance at 1 July 2017		195,352,543	63,018,575	(231,838,812)	26,532,306
Loss for the half-year		—	—	(4,324,912)	(4,324,912)
Other comprehensive income		—	506,599	—	506,599

Total comprehensive income/(loss) for the half-year		—	506,599	(4,324,912)	(3,818,313)

Transactions with owners in their capacity as owners:
Contribution of equity, net of transaction costs		3,124,667	—	—	3,124,667
Employee Share based payments		—	1,288,137	—	1,288,137
Exercise of vested performance rights	10	1,737,497	(1,737,497)	—	—

Balance at 31 December 2017		200,214,707	63,075,814	(236,163,724)	27,126,797

Balance at 1 July 2018		213,232,719	64,874,040	(244,584,832)	33,521,927
Loss for the half-year		—	—	(8,678,492)	(8,678,492)
Other comprehensive income		—	521,508	—	521,508

Total comprehensive income/(loss) for the half-year		—	521,508	(8,678,492)	(8,156,984)

Transactions with owners in their capacity as owners:
Contribution of equity, net of transaction costs	10	4,369,059	—	—	4,369,059
Exercise of warrants	10	2,043,359	—	690,986	2,734,345
Employee Share based payments		—	1,061,549	—	1,061,549
Exercise of vested performance rights	10	407,988	(407,988)	—	—

Balance at 31 December 2018		220,053,125	66,049,109	(252,572,338)	33,529,896

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Immutep Limited- Appendix 4D	Page 10

Consolidated Statement of Cash Flows

For the Half Year Ended 31 December 2018

	31 December 2018	31 December 2017
	$	$
CASH FLOWS RELATED TO OPERATING ACTIVITIES
Payments to suppliers and employees (inclusive of Goods and Service Tax)	(8,558,958)	(6,613,359)
Interest received	216,238	25,931
Miscellaneous income	163,414	23,333
License revenue	—	1,282,051
Tax refund / (paid)	—	(32)
Refund of security deposit	6,057	—
Grant income	1,943,201	1,323,622

NET CASH OUTFLOWS FROM OPERATING ACTIVITIES	(6,230,048)	(3,958,454)

CASH FLOWS RELATED TO INVESTING ACTIVITIES
Payments for plant and equipment	(17,279)	(5,430)

NET CASH OUTFLOWS IN INVESTING ACTIVITIES	(17,279)	(5,430)

CASH FLOWS RELATED TO FINANCING ACTIVITIES
Proceeds from issues of shares	4,871,250	3,806,390
Proceeds from issue of warrants	2,457,259	2,755,375
Proceeds from exercising of warrants	1,457,318	—
Share issue transaction costs	(248,978)	(681,723)
Issue of warrants transaction costs	(118,103)	(493,487)

NET CASH INFLOWS FROM FINANCING ACTIVITIES	8,418,746	5,386,555

NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	2,171,419	1,422,671
Effect on exchange rate on cash and cash equivalents	355,129	42,062
Cash and cash equivalents at the beginning of the half year	23,475,521	12,236,974

CASH AND CASH EQUIVALENTS AT THE END OF THE HALF YEAR	26,002,069	13,701,707

The	above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Immutep Limited- Appendix 4D	Page 11

Notes to the Financial Statements

1. Summary of Significant Accounting Policies

a) Basis of Preparation

The half-year consolidated financial statements is a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB 134: Interim Financial Reporting, Australian Accounting Interpretations and other authoritative pronouncements of the Australian Accounting Standards Board.

The half-year report does not include full disclosures of the type normally included in an annual report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of Immutep as the annual report.

It is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June 2018 and any public announcements made by Immutep Limited and its controlled entities during the half-year in accordance with continuous disclosure requirements arising under the Corporations Act 2001.

International Financial Reporting Standards form the basis of Australian Accounting Standards adopted by the AASB. The half-year financial report complies with International Accounting Standards (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).

New and amended standards adopted by the Group

A number of new or amended standards became applicable for the current reporting period and the Group had to change its accounting policies but did not need to make adjustments as a result of adopting the following standards:

AASB 9 Financial Instruments

Recognition and derecognition

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the financial instrument and are measured initially at fair value adjusted by transactions costs, except for those carried at fair value through profit or loss, which are measured initially at fair value. Subsequent measurement of financial assets and financial liabilities are described below. Financial assets are derecognised when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognised when it is extinguished, discharged, cancelled or expires.

Classification and initial measurement of financial assets

All financial assets are initially measured at fair value adjusted for transaction costs (where applicable), except for those trade receivables that do not contain a significant financing component and are measured at the transaction price in accordance with AASB 15.

Subsequent measurement of financial assets

For the purpose of subsequent measurement, financial assets are classified into the following categories upon initial recognition:

•	financial assets at amortised cost

•	financial assets at fair value through profit or loss

•	financial assets at fair value through other comprehensive income

Classifications are determined by both:

•	The entity’s business model for managing the financial asset

•	The contractual cash flow characteristics of the financial assets

Immutep Limited- Appendix 4D	Page 12

Notes to the Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

a) Basis of Preparation (continued)

All income and expenses relating to financial assets that are recognised in profit or loss are presented within finance costs, finance income or other financial items, except for impairment of trade receivables which is presented within other expenses.

Financial assets at amortised cost

Financial assets are measured at amortised cost if the assets meet the following conditions (and are not designated as FVPL):

•	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows

•	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding

After initial recognition, these are measured at amortised cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. The Group’s cash and cash equivalents, trade and most other receivables fall into this category of financial instruments.

Financial assets at fair value through profit or loss (FVPL) and financial assets at fair value through other comprehensive income (FVOCI)

Neither financial assets at fair value through profit or loss (FVPL) nor financial assets at fair value through other comprehensive income (FVOCI) is relevant to the Group’s current operation.

Impairment of financial assets

AASB 9 requires more forward-looking information to recognize expected credit losses - the ‘expected credit losses (ECL) model’. The impairment of financial assets including trade receivables is now assessed using an expected credit loss model; previously the incurred loss model was used. The accounting policy change has been applied retrospectively and did not have any material effect on the financial position or performance of the Group.

Classification and measurement of financial liabilities

The Group’s financial liabilities comprise trade and other payables. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Group designated a financial liability at fair value through profit or loss. Subsequently, financial liabilities are measured at amortised cost using the effective interest method.

All interest-related charges and, if applicable, changes in an instruments’ fair value that are reported in profit or loss are included.

Immutep Limited- Appendix 4D	Page 13

Notes to the Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

a) Basis of Preparation (continued)

AASB 15 Revenue from contracts with customers

Revenue recognition

The Group has applied AASB 15 from 1 July 2018. Revenue is recognised when (or as) the Group satisfies a performance obligation by transferring a promised good or service to a customer. Revenue is presented net of GST, rebates and discounts. Performance obligations are completed at a point in time and over time. Revenue is recognized for the major business activities of the Group as follows:

(i) License revenue

A license may provide another party the right to use the Group’s intellectual property as it exists at the point in time the license is granted. For these licenses, revenue is recognized at a point in time when control transfers to the licensee and the license period begins. At present, the Group is in the research and development phase of operations and license revenue earned is through milestone payments from on-going clinical trials and research.

Milestone payments generally represent a form of variable consideration as the payments are likely to be contingent on the occurrence of future events. Milestone payments are estimated and included in the transaction price based on either the expected value (probability weighted estimate) or most likely amount approach. The most likely amount is likely to be most predictive for milestone payments with a binary outcome (i.e., the company receives all or none of the milestone payment).

The transaction price is allocated to separate performance obligations based on relative standalone selling prices. If the transaction price includes consideration that varies based on a future event or circumstance (e.g., the completion of a clinical trial phase), the Group would allocate that variable consideration (and any subsequent changes to it) entirely to one performance obligation if both of the following criteria are met:

•

The payment terms of the variable consideration relate specifically to the Group’s efforts to satisfy that performance obligation or transfer the distinct good or service (or to a specific outcome from satisfying that separate performance obligation).

•

Allocating the variable amount entirely to the separate performance obligation or the distinct good or service reflects the amount of consideration to which the Group expects to be entitled in exchange for satisfying that particular performance obligation when considering all of the performance obligations and payment terms in the contract.

Variable consideration is only recognized as revenue when the related performance obligation is satisfied and the Group determines that it is probable that there will not be a significant reversal of cumulative revenue recognized in future periods.

Other income

(i) Miscellaneous income

a.	Research collaboration income

Revenue from services provided in relation to undertaking research collaborations with third parties are recognised over time in the accounting period in which the services are rendered. Revenue is measured based on the consideration specified in the agreement or contract with a third party.

b.	Research material sales

Revenue from the sale of materials supplied to other researchers in order to conduct further studies on LAG-3 technologies is recognised at a point in time when the materials are delivered, the legal title has passed and the other party has accepted the materials.

Immutep Limited- Appendix 4D	Page 14

Notes to the Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

a) Basis of Preparation (continued)

Impact of standards issued but not yet applied by the Group

•	AASB 16 Leases

AASB 16 was issued in February 2016. It will result in almost all leases being recognised on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognised. The only exceptions are short-term and low-value leases. The accounting for lessors will not significantly change.

The new standard will have limited impacts on the financial statements when applied to future periods, as the Group currently has no significant off-balance sheet lease commitments. The standard is mandatory for first interim periods within annual reporting periods beginning on or after 1 January 2019. The Group does not intend to adopt the standard before its effective date.

Apart from those cited, the accounting policies adopted are consistent with those of the previous financial year and corresponding half-year reporting period.

2. Dividends

The company resolved not to declare any dividends in the half-year ended 31 December 2018.

3. Segment Reporting

Identification of reportable operating segments

Operating segments are reported in a manner consistent with internal reports which are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)). The Group operates in one operating segment, being Cancer Immunotherapy.

Operating segment information

31 December 2018	Cancer Immunotherapy $	Unallocated $	Consolidated $
Revenue
License revenue	—	—	—
Other Income
Grant income	2,124,139	—	2,124,139
Interest income	—	198,453	198,453
Miscellaneous income	157,393	—	157,393
Net gain on foreign exchange	—	390,674	390,674
Net gain on fair value movement of warrants	—	732,501	732,501

Total revenue and other income	2,281,532	1,321,628	3,603,160

Result
Segment result	(9,995,381)	1,321,628	(8,673,753)

Loss before income tax expense	(9,995,381)	1,321,628	(8,673,753)

Income tax expense			(4,739)
Loss after income tax expense			(8,678,492)

Total segment assets	48,238,550	—	48,238,550

Total segment liabilities	14,708,654	—	14,708,654

Immutep Limited- Appendix 4D	Page 15

Notes to the Financial Statements (continued)

3. Segment Reporting (continued)

31 December 2017	Cancer Immunotherapy $	Unallocated $	Consolidated $
Revenue
License revenue	2,580,410	—	2,580,410
Other Income
Grant income	1,325,066	—	1,325,066
Interest income	—	37,485	37,485
Miscellaneous income	332,052	—	332,052
Other income	—	1,370,380	1,370,380

Total revenue and other income	4,237,528	1,407,865	5,645,393

Result
Segment result	(5,732,745)	1,407,865	(4,324,880)

Loss before income tax expense	(5,732,745)	1,407,865	(4,324,880)

Income tax expense			(32)
Loss after income tax expense			(4,324,912)

Total segment assets	37,046,408	—	37,046,408

Total segment liabilities	9,919,611	—	9,919,611

4. Current Receivables

	31 December 2018 $	30 June 2018 $
Grant and other receivables	3,497,896	3,261,068
GST receivable	164,039	170,926
Trade receivables	3,031	—

	3,664,966	3,431,994

Due to the short term nature of these receivables, the carrying value is assumed to be their fair value as at 31 December 2018.

5. Plant and Equipment

	Plant and	Computer	Furniture and	Total
	Equipment		fittings
	$	$	$	$
At 1 July 2017
Cost or fair value	510,188	48,919	8,030	567,137
Accumulated depreciation	(498,948)	(37,167)	(6,820)	(542,935)

Net book amount	11,240	11,752	1,210	24,202

Year ended 30 June 2018
Opening net book amount	11,240	11,752	1,210	24,202
Exchange differences	638	314	26	978
Additions	1,312	10,581	—	11,893
Disposal	—	—	—	—
Depreciation charge	(1,917)	(7,814)	(893)	(10,624)

Closing net book amount	11,273	14,833	343	26,449

Immutep Limited- Appendix 4D	Page 16

Notes to the Financial Statements (continued)

5. Plant and Equipment (continued)

	Plant and Equipment	Computer	Furniture and fittings	Total
	$	$	$	$
At 1 July 2018
Cost or fair value	524,746	61,585	8,475	594,806
Accumulated depreciation	(513,473)	(46,752)	(8,132)	(568,357)

Net book amount	11,273	14,833	343	26,449

Half Year ended 31 December 2018
Opening net book amount	11,273	14,833	343	26,449
Exchange differences	272	219	1	492
Additions	13,475	3,804	—	17,279
Depreciation charge	(1,540)	(4,861)	(72)	(6,473)

Closing net book amount	23,480	13,995	272	37,747

At 31 December 2018
Cost or fair value	544,462	66,654	8,684	619,800
Accumulated depreciation	(520,982)	(52,659)	(8,412)	(582,053)

Net book amount	23,480	13,995	272	37,747

6. Non-current assets – intangibles

	Patents	Intellectual Property	Goodwill	Total
	$	$	$	$
At 1 July 2017
Cost	1,915,671	23,343,253	109,962	25,368,886
Accumulated amortisation	(1,915,671)	(4,432,879)	—	(6,348,550)

Net book amount	—	18,910,374	109,962	19,020,336

Year ended 30 June 2018
Opening net book amount	—	18,910,374	109,962	19,020,336
Exchange differences	—	1,107,124	—	1,107,124
Amortisation charge	—	(1,798,305)	—	(1,798,305)

Closing net book amount	—	18,219,193	109,962	18,329,155

At 1 July 2018
Cost or fair value	1,915,671	24,786,169	109,962	26,811,802
Accumulated amortisation	(1,915,671)	(6,566,976)	—	(8,482,647)

Net book amount	—	18,219,193	109,962	18,329,155

Half Year ended 31 December 2018
Opening net book amount	—	18,219,193	109,962	18,329,155
Exchange differences	—	472,301	—	472,301
Amortisation charge	—	(936,702)	—	(936,702)

Closing net book amount	—	17,754,792	109,962	17,864,754

At 31 December 2018
Cost or fair value	1,915,671	25,452,162	109,962	27,477,795
Accumulated amortisation	(1,915,671)	(7,697,370)	—	(9,613,041)

Net book amount	—	17,754,792	109,962	17,864,754

Immutep Limited- Appendix 4D	Page 17

Notes to the Financial Statements (continued)

6. Non-current assets – intangibles (continued)

(i)	Amortisation methods and useful lives

The Group amortises intangible assets with a limited useful life using the straight-line method over the following periods:

•	Patents, trademark and licenses – 13-21 years

•	Intellectual property assets – 13-14 years

7. Other current assets

	Note		31 December 2018	30 June 2018
			$	$
Current
Prepayments	(a	)	531,744	1,646,579
Security deposits			32,786	38,843
Accrued interest			32,456	50,242
Others			72,028	—

			669,014	1,735,664

(a) Prepayments relate predominantly to advance payments for insurances and clinical trial expenditure.

8. Non-Current liabilities – convertible note

	31 December 2018	30 June 2018
	$	$
Convertible note at fair value at beginning of reporting period	6,645,832	5,778,984
Net change in fair value	496,996	866,848

	7,142,828	6,645,832

On 14 May 2015 the Company entered into a subscription agreement with Ridgeback Capital Investments (Ridgeback) to invest in Convertible Notes and Warrants of the Company for cash consideration totaling $13,750,828, which was subject to shareholder approval at an Extraordinary General Meeting. Shareholder approval was received on 31 July 2015.

The 13,750,828 Convertible Notes issued have a face value of $1.00 per note, mature on 4 August 2025 and accrue interest at a rate of 3% per annum which may also be converted into shares. Conversions may occur during the period (i) at least 3 months after the Issue Date and (ii) at least 15 business days prior to the maturity date into 50 ordinary shares of the Company per note (subject to customary adjustments for rights or bonus issues, off market buybacks, issues at less than current market price, share purchase plan, dividend reinvestment plan at a discount, return of capital or dividend or other adjustment). If a change of control event, delisting event or event of default has occurred, Ridgeback may elect to convert the notes into shares or repayment of principal and interest. The Convertible Notes rank at least equal with all present and future unsubordinated and unsecured debt obligations of the Company and contain customary negative pledges regarding financial indebtedness, dividend payments, related party transaction and others.

8,475,995 Warrants were granted which are exercisable at a price of $0.025 per share on or before 4 August 2025. 371,445,231 Warrants were granted which are exercisable at a price of $0.0237 per share on or before 4 August 2020. All warrants may be settled on a gross or net basis and the number of warrants or exercise price may be adjusted for a pro rata issue of shares, a bonus issue or capital reorganisation. The Warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

Immutep Limited- Appendix 4D	Page 18

Notes to the Financial Statements (continued)

8. Non-Current liabilities-convertible note (continued)

(i)	Fair value of convertible notes

The fair value of the convertible notes has been estimated by an external valuer using a combination of the Black- Scholes methodology for the conversion option component of the notes and a discounted cashflow valuation for the debt component of the note. Key terms of the note are included above. The following assumptions which were based on market conditions that existed at the grant date:

Assumption	Convertible notes	Rationale
Historic volatility	85.0%	Based on the Company’s historical volatility data
Share price	$0.051	Closing market share price on 31 July 2015
Risk free interest rate	2.734%	Based on Australian Government securities yields which match the term of the convertible note
Risk adjusted interest rate	15.0%	An estimate of the expected interest rate of a similar non-convertible note issued by the company
Dividend yield	0.0%	Based on the Company’s nil dividend history

The fair value of the convertible note is allocated between a financial liability for the traditional note component of the convertible note and into equity which represents the conversion feature. The traditional note component of the convertible note was initially recorded at fair value of $4.4m, based on the present value of the contractual cash flows of the note discounted at 15%. After initial recognition, the liability component of the convertible note has been measured at fair value as required by AASB 2. The remaining value of the convertible note was allocated to the conversion feature and recognised as equity.

	Note—Liability	Conversion feature—Equity
Fair value at issuance	$4,419,531	$41,431,774
Fair value movements	2,723,297	—

Balance at 31 December 2018	7,142,828	41,431,774

9. Non-Current liabilities – US warrants

	31 December 2018	30 June 2018
Opening balance	$2,945,358	$—
July 2017 warrants fair value at issue date	—	2,755,375
Exercising of warrants* December 2018 warrants fair value at issue date	(1,277,027 2,457,259)	— —
Fair value movements	(732,501)	189,983
Balance at 31 December 2018	3,393,089	2,945,358

*	In September and October 2018, US investors exercised 419,733 warrants at exercising price of US$ 2.50 each. Immutep received US$1.05 million (A$1.46 million) cash payment in total.

Immutep Limited- Appendix 4D	Page 19

Notes to the Financial Statements (continued)

9. Non-Current liabilities – US warrants (continued)

In July 2017, the Company completed its first US capital raise after it entered into a securities purchase agreement with certain accredited investors for the company to issue American Depositary Shares (ADSs) and Warrants of the Company for cash consideration totaling $6,561,765. In this private placement, the Company agreed to issue unregistered warrants to purchase up to 1,973,451 of its ADSs. The warrants have an exercise price of US$2.50 per ADS, are exercisable immediately and will expire on 5 January 2023. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

In December 2018, the Company completed its second US capital raise after it entered into a securities purchase agreement with certain accredited investors to purchase American Depositary Shares (ADSs) and Warrants of the Company for cash consideration totaling $7,328,509. In this private placement, the Company agreed to issue unregistered warrants to purchase up to 2,080,000 of its ADSs. The warrants have an exercise price of US$2.50 per ADS. The Warrant may be exercised in whole or in part at any time or times up until the Warrant Expiry Date, being the date that is the third anniversary from the effective date of a registration statement covering the resale of the Warrant Shares underlying the ADS issuable upon exercise of a Warrant, or if such date is not a trading day for the market on which the ADS is quoted, the next trading day for that market. The warrants do not confer any rights to dividends or a right to participate in a new issue without exercising the warrant.

Both US warrants represent a written option to exchange a fixed number of the Group’s own equity instruments for a fixed amount of cash that is denominated in a foreign currency (US dollars) and is classified as a derivative financial liability in accordance with AASB 132. The US warrants liability is initially recorded at fair value at issue date and subsequently measured at fair value through profit and loss at each reporting date. Capital raising costs have been allocated proportionately between issued capital and the US warrants in accordance with their relative fair values.

(i)	Fair value of warrants

The fair value of each warrant granted is not traded in an active market and has been estimated by using the Black-Scholes pricing model based on the following assumptions. Key terms of the warrants were included above. The following assumptions were based on market conditions that existed at the issue date and at 31 December 2018:

December 2018 warrants

Assumption	At issue date		At 31 December 2018		Rationale
Historic volatility		59.95%		60.16%	Based on 12—month historical volatility data for the Company
Exercise price	US$	2.50	US$	2.50	As per subscription agreement
Share price	US$	2.21	US$	1.84	Closing share price on valuation date from external market source
Risk—free interest rate		2.68%		2.46%	Based on the US Government securities yields which match the term of the warrant
Dividend yield		0.0%		0.0%	Based on the Company’s nil dividend history
Fair value per warrant	US$ A$	0.8474 1.1814	US$ A$	0.6051 0.8573	Determined using Black—Scholes models with the inputs above
Fair value	A$	2,457,259	A$	1,783,236	Fair value of 2,080,000 warrants

Immutep Limited- Appendix 4D	Page 20

Notes to the Financial Statements (continued)

9. Non-Current liabilities – US warrants (continued)

July 2017 warrants

Assumption	At issue date		At 31 December 2018		Rationale
Historic volatility		58.0%		60.16%	Based on 12-month historical volatility data for the Company
Exercise price	US$	2.50	US$	2.50	As per subscription agreement
Share price	US$	2.17	US$	1.84	Closing share price on valuation date from external market source
Risk-free interest rate		1.93%		2.51%	Based on the US Government securities yields which match the term of the warrant
Dividend yield		0.0%		0.0%	Based on the Company’s nil dividend history
Fair value per warrant	US$ A$	1.0716 1.3962	US$ A$	0.7313 1.0361	Determined using Black-Scholes models with the inputs above
Fair value	A$	2,755,375	A$	1,609,853	Fair value of 1,553,718 warrants at 31 December 2018

10. Issued Capital

		31 December 2018	30 June 2018
	Note	$	$
Issued and Paid Up Capital
Fully paid ordinary shares	10(a)	210,391,171	203,570,765
Options over fully paid ordinary shares		9,661,954	9,661,954

Total Issued Capital		220,053,125	213,232,719

(a) Ordinary shares	Note	31 December 2018		30 June 2018
		No.	$	No.	$
At the beginning of reporting period		3,026,082,669	203,570,765	2,079,742,938	185,690,589
Shares issued during year	10(b)	260,000,000	4,871,250	889,880,270	16,968,200
Exercise of options (shares issued during the period)	10(b)	16,375,660	407,988	56,459,461	1,737,497
Exercise of warrants (shares issued during the period)	10(b)	41,973,300	2,043,359	—	—
Transaction costs relating to share issues		—	(502,191)	—	(825,521)

At reporting date		3,344,431,629	210,391,171	3,026,082,669	203,570,765

Immutep Limited- Appendix 4D	Page 21

Notes to the Financial Statements (continued)

9. Non-Current liabilities – US warrants (continued)

(b) Shares issued

31 December 2018 details	Number of shares	Issue price $	Total $
Shares issued under Securities Purchase Agreement	260,000,000	0.019	4,871,250
Performance rights exercised (transfer from share-based payment reserve)	16,375,660	0.025	407,988
Warrant exercised	41,973,300	0.049	2,043,359

	318,348,960		7,322,597

Immutep Limited- Appendix 4D	Page 22

Notes to the Financial Statements (continued)

10. Issued Capital (continued)

30 June 2018 details	Number of shares	Issue price $	Total $
Shares issued under Securities Purchase Agreement	263,126,800	0.01	3,806,390
Performance rights exercised (transfer from share-based payment reserve)	56,459,461	0.03	1,737,497
Share placement	326,192,381	0.021	6,850,040
Shares issued under Securities Purchase Agreement	300,561,089	0.021	6,311,770

	946,339,731		18,705,697

11. Subsidiaries

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries:

Name of entity	Country of incorporation	Class of shares	31 December 2018%	31 December 2017%
Immutep Australia Pty Ltd	Australia	Ordinary	100%	100%
Immutep IP Pty Ltd	Australia	Ordinary	100%	100%
Immutep GmbH	Germany	Ordinary	100%	100%
Immutep U.S., Inc.	USA	Ordinary	100%	100%
Prima BioMed Middle East FZ-LLC	UAE	Ordinary	100%	100%
Immutep S.A.S	France	Ordinary	100%	100%

12. Contingent Liabilities

There were no material contingent liabilities at 31 December 2018.

13. Events Occurring After the Balance Sheet Date

In early January 2019, Immutep formalised its long-standing relationship with CYTLIMIC, signing a clinical trial collaboration agreement, a supply agreement and a service agreement with CYTLIMIC Inc.

Under the Agreements, CYTLIMIC pays Immutep an upfront payment of US$500,000 and up to US$4.5 million in milestone payments, as well as covering the costs of the clinical trials. Importantly, Immutep retains complete exclusivity over its core patent rights covering its own clinical development programs and those it is conducting in conjunction with its other collaboration partners.

No other matters or circumstance has arisen since 31 December 2018 that has significantly affected, or may significantly affect the Group’s operations, the results of those operations or the Group’s state of affairs in future financial years.

14. Fair value measurement of financial instruments

This note provides an update on the judgements and estimates made by the Group in determining the fair values of the financial instruments since the last annual financial report.

(a) Fair value hierarchy

To provide an indication about the reliability of the inputs used in determining fair value, the Group classifies its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table.

Immutep Limited- Appendix 4D	Page 23

Notes to the Financial Statements (continued)

14. Fair value measurement of financial instruments (continued)

The following table presents the Group’s financial assets and financial liabilities measured and recognised at fair value at 31 December 2018 and 30 June 2018 on a recurring basis:

At 31 December 2018	Level 1 $	Level 2 $	Level 3 $	Total $
Liabilities
Convertible note liability	—	—	7,142,828	7,142,828
Warrant liability	—	3,393,089	—	3,393,089

Total liabilities	—	3,393,089	7,142,828	10,535,917

At 30 June 2018	Level 1 $	Level 2 $	Level 3 $	Total $
Liabilities
Convertible note liability	—	—	6,645,832	6,645,832
Warrant liability		2,945,358	—	2,945,358

Total liabilities	—	2,945,358	6,645,832	9,591,190

(b) Valuation techniques used to determine fair values

Level 1: The fair value of financial instruments trade in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example over-the- counter derivatives) is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

•	The use of quoted market prices or dealer quotes for similar instruments

•	The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves

•	The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date

•	The fair value of the remaining financial instruments is determined using discounted cash flow analysis

(c) Fair value measurements using value techniques

•	There are no financial instruments as at 31 December 2018 under Level 1.

•	Level 2 financial instruments consist of warrant liabilities. Refer to Note 9 for details of fair value measurement.

•	Level 3 financial instruments consist of convertible notes. Refer to Note 8 for details of fair value measurement

(d) Valuation process

•	The convertible notes were valued using a discounted cash flow model.

•	The warrants were valued using a Black Scholes model.

Immutep Limited- Appendix 4D	Page 24

Notes to the Financial Statements (continued)

15. Commitments

Consolidated
	31 December 2018 $	31 December 2017 $
Lease commitments—operating
Committed at the reporting date but not recognised as liabilities, payable:
Within one year	140,368	—
One to five years	—	—

	140,368	—

Operating lease commitments includes contracted amounts for leases of premises under non-cancellable operating leases expiring within one year. On renewal, the terms of the leases are renegotiated.

Immutep Limited- Appendix 4D	Page 25

Directors’ Declaration

The Directors of the company declare that:

1. The financial statements and notes, as set out on pages 8 to 24 are in accordance with the Corporations Act 2001, including:

(a)	complying with Accounting Standard AASB 134: Interim Financial Reporting and the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2018 and of its performance for the half-year ended on that date.

2. In the directors’ opinion there are reasonable grounds to believe that Immutep Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Mr Marc Voigt

CEO and Executive Director

Sydney, Australia

Dated: 27th Day of February 2019

Immutep Limited- Appendix 4D	Page 26

Independent auditor’s review report to the members of

Immutep Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Immutep Limited (the Company), which comprises the consolidated balance sheet as at 31 December 2018, the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the half-year ended on that date, selected other explanatory notes and the directors’ declaration for the Immutep Group (the Group). The Group comprises the Company and the entities it controlled during that half-year.

Directors’ responsibility for the half-year financial report

The directors of the Company are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 December 2018 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of lmmutep Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757

One International Towers Sydney, Watermans Quay, Barangaroo, GPO BOX 2650, SYDNEY NSW 2001

T: +61 2 8266 oooo, F: +61 2 8266 9999, www.pwc.com.au

Level11,1PSQ,169 Macquarie Street, Parramatta NSW 2150, PO Box 1155 Parramatta NSW 2124

T: +61 2 9659 2476, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of lmmutep Limited is not in accordance with the Corporations Act 2001 including:

1.	giving a true and fair view of the Group’s financial position as at 31 December 2018 and of its performance for the half-year ended on that date;

2.	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

PricewaterhouseCoopers

Eddie Wilkie	Sydney
Partner	27 February 2019

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